UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 15, 2023

FEEL THE WORLD, INC.

D.B.A. XERO SHOES

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

320 Interlocken Parkway, Suite 100, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

Item 9. Other Events

On Friday December 15, 2023, Feel the World, Inc. D.B.A. Xero Shoes (“Xero”), shared Third Quarter 2023 results with the investors of TZP Group Investments, L.P. (“TZP GI”), TZP Group Holdings, L.P. (“TZP GH”), and JKLM Advisors, LLC (“JKLM”) (collectively “TZP”) as a part of TZP’s ordinary investor communication newsletter.

The following is narrative from that newsletter:

Xero continued to experience demand across all product lines in Q3 2023. The Company continued to capitalize on the success of the newly launched styles, specifically in the Lifestyle and Casual categories, and recorded its highest sales month ever with more than $6.7 million in net sales for the month of August. Xero also brought on a new Chief Product Officer, developed new and innovative marketing plans to promote key styles, and experienced impressive growth in both the US and EU Wholesale channels, achieving 46% and 99% net revenue growth from the comparable prior-year period, respectively.

In Q3 2023, TZP worked closely with management across various key strategic initiatives. Highlights include: (i) implementing several leadership team changes including elevating David Barnhill from CFO to President & CFO, (ii) advising on demand planning and inventory management, (iii) assisting with financial forecasts and KPI updates, (iv) addressing digital marketing strategy changes, and (v) onboarding of a new Chief Product Officer.

In Q3 2023, Xero generated net revenue of $18.1 million, which represented an increase of 39% versus the prior-year period. Adjusted EBITDA of $2.1 million increased 5% from the comparable prior-year period. LTM net revenue and Adjusted EBITDA as of Q3 2023 were $59.3 million and $6.2 million, respectively.

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEEL THE WORLD, INC.

/s/ David Barnhill
Name: David Barnhill Title: President and CFO

Date: December 15, 2023